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                                                 Filed by SouthTust Corporation
                                                    Pursuant to Rule 425 of the
                                           Securities Act 1933 and deemed filed
                                                 Pursuant to Rule 14a-12 of the
                                                Securities Exchange Act of 1934
                                                             Subject Companies:
                           SouthTrust Corporation (Commission File No. 0-03613)
                        FloridaFirst Bancorp, Inc. (Commission File No.0-32139)


CONTACTS:

DAVID OLIVER                   BILL PRATER               KERRY CHARLET
CORPORATE COMMUNICATIONS       INVESTOR RELATIONS        CHIEF FINANCIAL OFFICER
SOUTHTRUST CORPORATION         SOUTHTRUST CORPORATION    FLORIDAFIRST BANCORP
(205) 254-5523                 (205) 254-5187            (863) 688-6811


FOR IMMEDIATE RELEASE

               SOUTHTRUST, FLORIDAFIRST SIGN DEFINITIVE AGREEMENT

BIRMINGHAM, Ala. (Feb. 5, 2004) -- Officials with SouthTrust Corporation (Nasdaq: SOTR) and FloridaFirst Bancorp. Inc (Nasdaq: FFBK) in Lakeland, Fla., have signed a definitive agreement for the acquisition of FloridaFirst and its subsidiary, FloridaFirst Bank, by SouthTrust. Wallace D. Malone Jr., chairman and chief executive officer of SouthTrust, made the announcement with Gregory
C. Wilkes, chief executive officer of FloridaFirst.

FloridaFirst operates 19 branches in Central Florida - 10 in Lakeland, two in Winter Haven, four in Bradenton and one each in Sebring, Avon Park and Wildwood. The bank reported assets of $821 million as of Dec. 31, 2003.

The merger agreement calls for SouthTrust to pay $146,123,851 for all of the 5,388,276 outstanding shares of FloridaFirst. Shareholders will receive a fixed price of $27.12, which they may elect to receive in cash or stock or a combination of both. The number of shares to be issued will be determined over a 20-day pricing period before the acquisition. SouthTrust anticipates acquiring shares of its stock issued in the transaction through open market purchases. In addition, SouthTrust will pay $27.12 less the exercise price to cash out each unexercised option at the time of closing.

"FloridaFirst is an attractive addition to our already outstanding Florida franchise," Malone said. "The company's reputation for delivering high-quality service to its customers is a perfect match for SouthTrust. Our new customers will benefit from SouthTrust's full menu of financial products and services. This acquisition also will give our current customers in Central Florida even more convenient banking locations. We are excited that the FloridaFirst management team will remain and operate the Lakeland market for SouthTrust."


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FloridaFirst's Wilkes said, "Following discussions of possible business combinations with several potential partners and an examination of the alternative of remaining independent, the board, after careful consideration, in conjunction with advice from its financial advisor, determined that the SouthTrust proposal provided the best alternative to our shareholders, customers and employees. SouthTrust will be a great partner because of its commitment to personalized, quality service, the great work environment and benefits for employees and consistent financial performance for its shareholders."

SouthTrust anticipates closing this transaction during the second quarter of 2004, subject to receipt of stockholder and regulatory approval. SouthTrust will communicate directly to customers about any changes to accounts, products, services and bank operations as the conversion process continues.

SouthTrust currently has 252 financial centers and 302 ATMs throughout Florida. In the Central Florida area near the FloridaFirst branches, SouthTrust has offices in Orlando, Tampa/St. Petersburg, Bradenton and Lakeland.

SouthTrust Corporation (Nasdaq: SOTR) is a $51.9 billion regional bank holding company with headquarters in Birmingham, Ala. SouthTrust operates 717 banking and loan offices and 893 ATMs in Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Texas and Virginia. The company offers a complete line of banking and other related financial services to commercial and retail customers. SouthTrust is a Forbes Platinum 400 and FORTUNE 500 company. The company is listed on the S&P 500 index and the Keefe, Bruyette & Woods BKX Index. The company's web site is www.southtrust.com.

CAUTIONARY STATEMENT REGARDING FORWARD - LOOKING STATEMENTS

Statements made in this press release, other than those containing historical information, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause results to differ materially from those set forth in these statements. SouthTrust and FloridaFirst wish to caution readers that results and events subject to forward-looking statements could differ materially due to the following factors: possible changes in regional and national economic and business conditions; changes in levels of market interest rates, credit risks of lending activities and competitive and regulatory factors; possible changes in monetary and fiscal policies, laws and regulations; and the effects or other risks and factors identified in the companies' filings with the Securities and Exchange Commission. The parties do not undertake, and specifically disclaim, any obligation to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, SOUTHTRUST, FLORIDAFIRST AND THE INTERESTS OF PARTIES SOLICITING PROXIES IN THE TRANSACTION. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about SouthTrust and FloridaFirst, without charge, at the Securities and Exchange Commission's Internet site www.sec.gov. Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to William L. Prater, SouthTrust Corporation, P.O. Box 2554, Birmingham, AL 35290, telephone: (205) 254-5187 or to Kerry Charlet, FloridaFirst Bancorp, Inc. 205 East Orange St., Lakeland, FL 33801, telephone:
(863) 688-6811.


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SouthTrust and FloridaFirst, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FloridaFirst stockholders in respect of the proposed merger. Information regarding FloridaFirst's directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by FloridaFirst on May 27, 2003. Information regarding SouthTrust's directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by SouthTrust on March 7, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.


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